838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710
News Release	No. 21-441 August 9, 2021

Platinum Group Metals Ltd. Reports Resignation of Board Member Enoch Godongwana  Following Appointment as South Africa's Minister of Finance

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" "PTM" or the "Company") reports that on August 5, 2021, South African President Cyril Ramaphosa appointed Mr. Enoch Godongwana as South Africa's Minister of Finance.  As a result, Mr. Godongwana has resigned as a member of the Board of Directors of the Company so that he may focus his efforts as Minister of Finance.

The Board of Directors of Platinum Group wishes to thank Mr. Godongwana for his contribution to the Company and wish him well in his future endeavours, particularly as the newly appointed Minister of Finance.

Platinum Group CEO Frank Hallam commented "Although Mr. Godongwana's tenure as a director was brief, his experience and guidance have been invaluable for the Company.  We wish Mr. Godongwana continued success as he tackles new challenges as Minister of Finance."

Platinum Group and the Board of Directors are currently evaluating alternatives with respect to the possible appointment of a new independent director to fill the vacancy created with Mr. Godongwana's departure.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"), Japan Oil, Gas and Metals National Corporation and Hanwa Co. Ltd.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

Interim CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver
     Tel: (604) 899-5450 / Toll Free: (866) 899-5450
     www.platinumgroupmetals.net

PLATINUM GROUP METALS LTD	…2

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"), including, without limitation, statements regarding the possible appointment of a new independent director and the development of the Waterberg Project. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors.  The Company directs readers to the risk factors described in the Company's Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.